SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“This Form 6-K is deemed to be incorporated by reference into the Offering Circular Supplement, dated August 3, 2006, relating to National Australia Bank’s Rule 144A Supplemental Program under the bank’s Global Medium Term Note Program”.

Appendix 3D
Changes relating to buy-back

Rule 3.8A

Appendix 3D

Changes relating to buy-back
(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin: Appendix 7B.  Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	3 November 2006

Information about the change

Complete each item for which there has been a change and items 9 and 10.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
On-market buy-back

2	Name of broker who will act on the company’s behalf	UBS AG	UBS AG or Goldman Sachs JBWere Pty Ltd (but on any single day only one will be acting)

3	Deleted 30/9/2001.

4

If the company intends to buy back a maximum number of shares - that number

Note:  This requires a figure to be included, not a percentage.  The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back.  If the total has not changed, the item does not need to be completed.

		No specific number of shares, but the number of shares required to achieve up to approximately $500 million in value	No change

+ See chapter 19 for defined terms.

1

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

5	If the company intends to buy back a maximum number of shares - the number remaining to be bought back

Not applicable

Not applicable

6	If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention

The Company’s current intention is to buy back shares during the period up to and including 31 March 2007.

No change

7	If the company intends to buy back shares if conditions are met - those conditions

Not applicable

No change

All buy-backs

8	Any other change

Not applicable

Not applicable

9	Reason for change

To add increased flexibility in conducting the Company’s share buy back program

+ See chapter 19 for defined terms.

2

10	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)

Not applicable

Compliance statement

1.                                       The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                       There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date:
(Director/Company secretary)

Print name:

== == == == ==

+ See chapter 19 for defined terms.

3

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •27 November 2006	Name: Brendan T Case
Title: Associate Company Secretary